As confidentially submitted to the Securities and Exchange Commission on June 24, 2024 pursuant to the
Jumpstart Our Business Startups Act of 2012

 Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Silynxcom Ltd.
(Exact name of Registrant as specified in its charter)

State of Israel	3651	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

19 Yad Harutzim St.
Netanya, 4250519, Israel

Tel: +972-9-8658-370

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Silynx Communications Inc.
Campus Drive 4630, Suite 109
Newport Beach, CA 92660
571-368-4423

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Oded Har-Even, Esq. Ron Ben-Bassat, Esq. Eric Victorson, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: 212.660.3000	Reut Alfiah, Adv. Gal Cohen, Adv. Sullivan & Worcester Tel-Aviv (Har-Even & Co.) HaArba’a Towers 28 HaArba’a St. North Tower, 35th Floor Tel-Aviv, Israel 6473925 Tel: +972.74.758.0480	David Huberman, Esq. Gary Emmanuel, Esq. Win Rutherfurd, Esq. Greenberg Traurig, P.A. One Azrieli Center Round Tower, 30th Floor 132 Menachem Begin Rd Tel Aviv, Israel 6701101 Tel: +972 3.636.6033

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.   ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2024

Ordinary Shares

Silynxcom Ltd.

This is a firm commitment public offering of       ordinary shares, no par value, or the Ordinary Shares, of Silynxcom Ltd.

Our Ordinary Shares are listed on the NYSE American LLC, or the NYSE American, under the symbol “SYNX”. We have assumed a public offering price of $     per Ordinary Share, which was the last closing price on the NYSE American of our Ordinary Shares on      , 2024. The actual offering price will be determined between us and the underwriters at the time of pricing and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicate of the final offering price.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer”, as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and are subject to reduced public company reporting requirements.

We are a “controlled company” as defined under the Israeli Companies Law 5759-1999, or the Companies Law, and under the NYSE American rules because our existing controlling shareholders, Mr. Nir Klein and Mr. Ron Klein, own 55.44% of the total voting power of our issued and outstanding Ordinary Shares. As a result, Mr. Nir Klein and Mr. Ron Klein are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendment of our amended and restated articles of association and approval of significant corporate transactions.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission, or the SEC, nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)(2)	$	$

(1)	Excludes a non-accountable expense allowance equal to 1.0% of the public offering price payable to the underwriters. See the section titled “Underwriting” beginning on page 25 of this prospectus for additional information regarding underwriters’ compensation.
(2)	We have granted the underwriters an option for a period of up to 45 days to purchase from us, at the public offering price, up to additional Ordinary Shares, less underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters expect to deliver the Ordinary Shares on or about       , 2024.

ThinkEquity

The date of this prospectus is         , 2024

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell our securities and seeking offers to buy our securities, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company”, “Silynx” and “Silynxcom” refer to Silynxcom Ltd., an Israeli corporation, Silynx Communications Inc., a Delaware corporation and Source of Sound Ltd., an Israeli corporation.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” are to U.S. dollars.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Other market data and industry information is based on management’s knowledge of the industry and good faith estimates of management. All of the market data, panel data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Summary Consolidated Financial Information” and our consolidated financial statements and related notes thereto and the other information incorporated by reference herein.

Our Company

We develop, manufacture, and sell ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and factory floors. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or police officers in riot situations. Our In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots, dangerous situations and machine equipment in factories. Our sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness.

We sell our In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. We also sell indirectly, through a specialized network of local distributors in each geography in which we operate, as well as through key strategic partnerships with radio equipment manufacturers. Our direct sales are generally conducted through government-run official tender processes. Our indirect sales are conducted through our distributor network, specialized agents, and strategic original equipment manufacturers, or OEMs. Our distributor network has grown by 12 times from 2020 to 2023. Our primary markets are currently in Israel, Europe, Asia and the United States and we intend to expand our sales, marketing and distribution network into new markets such as Southeast Asia and Latin America.

The key driving factors in the growth of our business has been the recent growth in the In-Ear Headset subsegment of the Personal Headset Device market, coupled with our unique ergonomic design and technology which enables users to both speak and hear clearly and precisely. In addition, we also develop, market and sell push-to-talk devices, communication controllers, and communication device cables and connectors. Our products are designed to be compatible with other products that we offer and compatible with other third-party communication products available in the market that are used by our customers.

Our revenue streams originate from a range of customers. Due to the conflicts involving Israel as of the date of this prospectus, demand for our products from the Israel Defense Forces has increased significantly.

We are continuously engaged in the research and development of new and improved iterations of our products, technology and external and internal integration thereof.

Recent Developments and Business Updates

Key Orders

In February 2024, we received our first North American order for our software-defined radio headset to a world-leading U.S.-based defense industry OEM amounting to $67,000. In February 2024, we also received a repeat order from a military customer for our Clarus In-Ear Headsets amounting to $280,000. In March 2024, we received our first order of our new In-Ear Headset system designed for law enforcement organizations that uses terrestrial trunked radio, or TETRA, based and Project 25 communication systems. In March 2024, we delivered an order for a special forces military unit in the Asia-Pacific region. In May 2024, we received an order for our TETRA system from a European police department. In June 2024, we announced that we signed distribution agreements with three Asian distributors and one European distributor. In June 2024, we received five orders from U.S. federal and state law enforcement units.

Key Innovations and Partnerships

In February 2024, we unveiled our new specially fitted In-Ear Headset for military dogs helps to protect hearing and facilitate immediate and clear communication from dog handlers. In February 2024, we introduced a special type of dongle. a new encrypted wireless tactical communication product. In April 2024, we entered into an agreement to expand the mutual conversion distributor agreement with 3M™ PELTOR™, or Peltor, to include Peltor’s ComTac™ VIII Headset.

Our Growth Strategy

In order to increase our market share in the high-growth In-Ear Headset segment that we operate in, we rely on the following key growth strategies:

●	Continued joint product and business development with large military contractors and re-sellers where we can bundle together our headsets with the connectors and cables that we otherwise sell separately.

●	Leverage our QDC solution that we currently sell to manufacturers of Over-the-Ear Headsets to cross-sell our In-Ear Headsets and accessories

●	Increasing cooperation with well-established global manufacturers of Over-the-Ear Headset manufacturers through the licensing of elements of our In-Ear Headset technology to be applied to Over-the-Ear Headsets.

●	Continued development of benchmarks and incentive packages to our growing number of global distributors and agents in the territories in which we operate.

●	Building out a portfolio of framework agreements through participation in structured multiyear frame programs that run for three to seven years, such as the U.S. Department of Defense’s Equipment Purchasing Program.

●	We aim to reach new volume markets by addressing new user groups with a similar need to communicate in noisy and challenging environments while protecting hearing. Examples of such user groups include workers on construction sites, factory floors and mining operations all of which we have begun selling into.

●	Continue our market growth in the hotter climate areas of Asia where we are seeing a growing awareness and demand for sound protective high quality communication radios systems and headsets at a cost-effective price point.

●	Continuing sustainable and profitable growth by focusing on internal cost controls and collaborating closely with our manufacturing partners to safeguard volume gains and competitive production costs.

Preliminary Results as of and for the Three Months Ended March 31, 2024

Below is a summary of certain preliminary estimates regarding our revenue and cash and cash equivalents as of March 31, 2024. This preliminary financial information is based upon our estimates and is subject to completion of our financial closing procedures. Moreover, this preliminary financial information has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, management. Our independent registered public accounting firm has not audited nor reviewed, and does not express an opinion with respect to, this information. This preliminary financial information is not a comprehensive statement of our revenue and cash and cash equivalents for the period ending March 31, 2024 and remains subject to, among other things, the completion of our financial closing procedures, final adjustments, and completion of our internal review for the period ending March 31, 2024, which may materially impact the results and expectations set forth below.

In the first quarter of 2024, we generated approximately $3.525 million in revenues. As of March 31, 2024, we had approximately $4.353 million of cash and cash equivalents.

Corporate Information

We are an Israeli corporation and are incorporated under the name Silynxcom Ltd. On January 17, 2024, we completed our initial public offering of Ordinary Shares on the NYSE American, or the Initial Public Offering. Our principal executive offices are located at 19 Yad Harutzim Street in Netanya, Israel. Our telephone number in Israel is +972 9-8658-370. Our website address https://www.silynxcom.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of Being a Foreign Private Issuer

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements, we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors, and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE American rules for domestic U.S. issuers and are not required to be compliant with all NYSE American rules as would domestic U.S. issuers. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an “emerging growth company.”

Implications of being a Controlled Company under the Companies Law

The term “control” is defined in the Companies Law as the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

As of the date of this prospectus, Mr. Nir Klein, the Company’s Chief Executive Officer, owns more than 50% of our voting power.

Following the consummation of the offering, Mr. Nir Klein and Mr. Ron Klein may own, in the aggregate, less than 50% of the voting rights in the Company. The board of directors will continue to periodically assess and decide whether any person(s) retain control of our Company within the meaning of the Companies Law.

For so long as we have one or more controlling shareholder(s) (as defined above) following the consummation of the offering, any transaction which involves the controlling shareholder(s) must be approved by a special majority of our shareholders general meeting, in addition to other required approvals under Companies Law, without taking the controlling shareholder(s) vote into consideration in the said matter. Certain exemptions may apply to transactions with our controlling shareholder(s), as described in the Companies Law regulations.

Additionally, for so long as the Company has a controlling shareholder(s), members of the audit and compensation committees of the board of directors may not be an employee or service provider of the controlling shareholder(s).

Under regulations promulgated pursuant to the Companies Law, in case we do not have a controlling shareholder(s) in the future, the board of directors may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation.

Implications of being a Controlled Company under NYSE American Rules

In addition, for purposes of the NYSE American rules, we are a “controlled company”, meaning a company over which 50% or more of the voting power for the election of directors is held by an individual a group, or another company.

Since Mr. Ron Klein and Mr. Nir Klein own together 55.44% of our Ordinary Shares as of the date of this prospectus, which means that they control 55.44% of our voting power, we are eligible for exemptions from certain NYSE American corporate governance standards.

Under these rules, a controlled company may elect to be exempt from the requirements that a majority of its board of directors are independent and that the compensation committee is composed entirely of independent directors. However, to date, we have decided not to avail ourselves of the exemptions available for controlled companies under NYSE American rules. However, our decision not to rely on the “controlled company” exemption could change. As a result, you may in the future not have the same protection afforded to shareholders of companies that are subject to all of the NYSE American corporate governance requirements.

THE OFFERING

Issuer	Silynxcom Ltd.
Ordinary Shares offered by us	Ordinary Shares.
Ordinary Shares currently issued and outstanding	5,250,000
Ordinary Shares to be issued and outstanding after this offering	Ordinary Shares (or Ordinary Shares if the underwriters exercise in full the over-allotment option to purchase additional Ordinary Shares).
Over-allotment option	We have granted the underwriters an option for a period of up to 45 days to purchase, at the public offering price, up to additional Ordinary Shares, representing 15%, less underwriting discounts and commissions, to cover over-allotments, if any.
Use of proceeds

We expect to receive approximately $      million in net proceeds from the sale of Ordinary Shares offered by us in this offering (approximately $     million if the underwriters exercise their over-allotment option in full), based upon an assumed public offering price of $     per Ordinary Share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for marketing and business development, research and development, and working capital and general corporate purposes.

The amounts and schedule of our actual expenditures depend on multiple factors. As a result, our management will have broad discretion in the application of the net proceeds of this offering.

See “Use of Proceeds” on page 12 of this prospectus for a more complete description of the intended use of proceeds from this offering as well as “Risk Factors — Risks Related to this Offering and Ownership of Our Ordinary Shares.”

Risk factors	You should read the “Risk Factors” section beginning on page 8 of this prospectus and in the documents incorporated by reference in this prospectus for a discussion of factors to consider before deciding to purchase our securities.
NYSE symbol	“SYNX”

The number of the Ordinary Shares to be outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold and is based on 5,250,000 Ordinary Shares outstanding as of June 24, 2024. This number excludes:

●	728,010 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under our Employee Share Option Plan, or the ESOP at a weighted average exercise price of $2.15

●	53,624 Ordinary Shares issuable upon exercise of warrants issued to an employee, at an exercise price of $0.797;

●	368,642 Ordinary Shares reserved for future issuance under our ESOP;

●	62,500 Ordinary Shares issuable upon exercise of warrants to purchase Ordinary Shares at $5.00 per Ordinary Share issued to the representative in connection with our Initial Public Offering; and

●	100,250 Ordinary Shares issuable upon the exercise of options held by certain directors to purchase Ordinary Shares at $4.00 per Ordinary Share.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise of the Representative’s Warrants (as defined herein);

●	no exercise of the underwriters’ over-allotment option;

●	no exercise of the outstanding options or warrants described above; and

●	a public offering price of $ per Ordinary Share, which was the closing price of our Ordinary Shares on NYSE American on , 2024.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our summary consolidated financial information as of and for the periods ended on the dates indicated below. We have derived the following statements of operations data for the three-year period ended December 31, 2023 from our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2023 which is incorporated by reference into this prospectus. We have derived the following summary balance sheet data as of December 31, 2023 from our audited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. See “Risk Factors” beginning on page 8 of this prospectus. The following summary consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2023, which is incorporated by reference into this prospectus.

We report in accordance with IFRS, as issued by the IASB and its interpretations. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands (except per share amounts)

Revenues	$7,633	$7,264	$9,581
Expenses:
Cost of revenues	4,464	4,836	6,379
Research and development expenses	1,048	439	448
Selling and marketing expenses	3,170	672	852
General and administrative expenses	1,732	837	1,255
Financial Income (expenses), net	(37)	1,320	(964)
Total Comprehensive Income (loss)	$(2,813)	$1,814	$(158)
Net earnings (loss) per Ordinary Share, basic	(0.8916)	0.568	(0.048)
Net earnings (loss) per Ordinary Share, diluted	$(0.8916)	$0.542	$(0.048)
Weighted average number of Ordinary Shares outstanding, basic	3,161,779	3,161,779	3,161,779
Weighted average number of Ordinary Shares outstanding, diluted	3,161,779	3,317,185	3,161,779

		As of December 31, 2023
U.S. dollars in thousands	Actual	Pro Forma(1) (unaudited)	Pro Forma as Adjusted(2) (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$568	$4,288
Total assets	6,166	9,886
Total non-current liabilities	89	89
Accumulated loss	(20,273)	(21,070)
Total shareholders’ equity	$2,221	$6,215

(1)	Pro forma data gives effect to (i) the issuance of 102,346 Ordinary Shares that were issued upon the conversion of SAFEs upon the consummation of the Initial Public Offering, (ii) the issuance of 735,875 Ordinary Shares that were issued upon the consummation of the Initial Public Offering based on an Investors Agreement dated December 29, 2021, as amended, with certain investors, or the Investors Agreement, as described in our consolidated financial statements and related notes and (iii) the issuance of 1,250,000 Ordinary Shares in the Initial Public offering, at an offering price of $4.00 per Ordinary Share after deducting underwriting discounts and commissions and estimated offering expenses and no exercise of any of the Representative’s Warrants issued pursuant to this offering as if such events had occurred on December 31, 2023.

(2)	Pro forma as adjusted data gives further effect to the sale of Ordinary Shares in this offering, at an assumed public offering price of $ per Ordinary Share, which was the closing price of our Ordinary Shares on the NYSE American on , 2024, after deducting underwriting discounts and commissions and estimated offering expenses, as if such events had occurred on December 31, 2023.

Non-IFRS Financial Measures

Non-IFRS Operating Profit

We define non-IFRS operating profit as operating profit (loss) excluding the impact of share-based compensation expenses. Management uses non-IFRS operating profit in evaluating the performance of the Company’s operations and non-IFRS operating profit is included as a supplemental disclosure because management believes it is useful to investors’ understanding and assessment of our ongoing operations.

The following table presents a computation of non-IFRS operating profit for each of the periods indicated:

	For the year ended December 31,
U.S. dollars in thousands	2023	2022	2021
IFRS Operating profit (loss)	$(2,781)	$480	$813

Share-based compensation in Selling and marketing expenses	2,467	-	-

Share-based compensation in General and administrative expenses	807	-	-

Share-based compensation in Research and development expenses	541	-	-

Share-based compensation in Cost of revenue	421	-	1

Non-IFRS Operating profit (loss)	$1,455	$480	$814

Non-IFRS Net Income

We define non-IFRS net income as net income (loss) excluding the impact of share-based compensation expenses and the revaluation of liabilities in respect of certain warrants that were issued to Bank Mizrahi on May 20, 2015, amended on January 16, 2017 and subsequently repurchased pursuant to a warrant buyback agreement agreed upon with Bank Mizrahi on September 22, 2022. Management uses non-IFRS net income in evaluating the performance and profitability of the Company. Non-IFRS net income is included as a supplemental disclosure because management believes it is useful to investors’ understanding and assessment of our profitability.

The following table presents a computation of non-IFRS net income for each of the periods indicated:

IFRS Net income (loss)	$(2,819)	$1,798	$(153)

Revaluation of a liability in respect of warrants	12	(1,237)	433

Share-based compensation expenses	4,236	-	1

Non-IFRS Net income	$1,429	$561	$281

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below and those described under the section captioned “Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2023 and all other information contained or incorporated by reference into this prospectus and the documents incorporated by reference into this prospectus before making an investment in our securities. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs and, as a result, the market price and value of our securities could decrease and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to this Offering and Ownership of Our Ordinary Shares

Our principal shareholders and management own a significant percentage of our Ordinary Shares and will be able to exert significant influence over matters subject to shareholder approval.

After the closing of this offering, our executive officers, directors, five percent shareholders and their affiliates will, in the aggregate, beneficially own approximately       % of our Ordinary Shares (assuming no exercise of the underwriters’ over-allotment option). Therefore, these shareholders, and in particular, our largest shareholder, Mr. Nir Klein, will have the ability to influence us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, acting together, may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our Ordinary Shares that you may believe are in your best interest as one of our shareholders.

The market price of our Ordinary Shares may be highly volatile, which could result in substantial losses for purchasers of our Ordinary Shares in this offering.

The trading price of each of our Ordinary Shares is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of such securities:

●	overall performance of the equity markets and the economy;

●	actual or anticipated fluctuations in our net revenue or other operating metrics;

●	changes in our financial or operational estimates or projections;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet the estimates or the expectations of investors;

●	changes in the economic performance or market valuations of companies similar to us;

●	the depth of the trading market in our Ordinary Shares;

●	announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	lawsuits threatened or filed against us;

●	recruitment or departure of key personnel; and

●	other events or factors, including those resulting from war, public health concerns and epidemics, incidents of terrorism or responses to these events.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

If you purchase Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your Ordinary Shares.

The public offering price of the Ordinary Shares being offered hereby is substantially higher than the net tangible book value per Ordinary Share of our outstanding Ordinary Shares. If you purchase our Ordinary Shares in this offering, based on the assumed public offering price of $      per Ordinary Share, you will experience immediate dilution in net tangible book value of $     per Ordinary Share, representing the difference between our net tangible book value per Ordinary Share after giving effect to this offering and the assumed offering price of our Ordinary Shares. See “Dilution” for further information.

Sales, or the perception of future sales, of a substantial number of our Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our Ordinary Shares on the NYSE American or the perception that these sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Ordinary Shares. While Ordinary Shares sold to non-affiliates in this offering will be freely tradable, without restriction, in the public market, approximately         of the outstanding Ordinary Shares prior to this offering are expected to be subject to lock-up agreements with the underwriters of this offering that restrict the ability of these shareholders to transfer our Ordinary Shares held by them for at least         days from the date of this prospectus. These outstanding shares that are subject to lock-up agreements are expected to become eligible for unrestricted sale upon expiration of the lockup period. In addition, Ordinary Shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of our Ordinary Shares.

An active trading market for our ordinary shares may not be sustained.

Although our Ordinary Shares are listed on the NYSE American, an active public trading market for our Ordinary Shares may not be sustained. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Ordinary Shares as consideration.

We have not paid, and do not intend to pay, dividends on our Ordinary Shares and, therefore, unless our traded Ordinary Shares appreciate in value, our investors may not benefit from holding our Ordinary Shares.

We have never declared or paid any dividends on our Ordinary Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

Raising additional capital may cause dilution to our existing shareholders and may adversely affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity (such as this offering) or otherwise including through convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our Ordinary Shares or of securities convertible into our Ordinary Shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our Ordinary Shares.

Risks Related to our Operations in Israel

Potential political, economic and military instability in the State of Israel, where our headquarters, members of our management team, our production and research and development facilities are located, may adversely affect our results of operations.

Our executive offices and research and development facilities are located in Netanya, Israel. In addition, the majority of our employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our Ordinary Shares.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists.

On October 7, 2023, an attack was launched against Israel by the Hamas terrorist organization. In response, the Security Cabinet of the State of Israel declared war against Hamas and a military campaign ensued. To date, the State of Israel continues to be at war with Hamas. In the months since the initial attack by Hamas, clashes with Hezbollah on Israel’s northern border with Lebanon and attacks on Israeli-controlled or owned ships in the Red Sea by members of the Houthi Movement in Yemen have taken place.

On April 13, 2024, Iran, launched more than 300 drones and missiles towards Israel, in response to which Israel and a coalition of allies intercepted over 90%. On April 19, 2024, Israel retaliated with a series of missile strikes on Iranian military sites. As of June 24, 2024, the conflict between Israel and Iran may still be in its inception and may escalate further.

Since the war broke out on October 7, 2023, our operations have not been adversely affected. At this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general, which may involve additional credit rating agencies downgrading Israel’s credit rating score after Moody’s downgrading of Israel’s credit rating from A1 to A2 and outlook rating from “stable” to “negative”, and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas, hostilities with Iran, and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many such military reservists have been discharged, they may be called up again depending on how events unfold. As of June 24, 2024, one of our current employees in Israel is currently on active military duty. Moreover, we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and Iran, in addition to other prospective armed conflicts Israel may be engaged in, and such persons may be absent from their positions for a period of time. As of June 24, 2024, we have not been affected by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In the months since the initial attack by Hamas, other regional hostilities have become more pronounced. This includes hostilities with Iran, clashes with Hezbollah on Israel’s northern border with Lebanon and attacks on Israeli-controlled or owned ships in the Red Sea by members of the Houthi Movement in Yemen, resulting in shipping companies rerouting their cargo ships or ceasing shipments to Israel in the case of the latter. Hostilities with Hamas, Iran, Hezbollah, the Houthi Movement, and other terrorist organizations include and may include terror and missile and drone attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by certain countries, activists and organizations to cause companies, research institutions and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. In December 2023, the Republic of South Africa brought a case to the International Court of Justice, or the ICJ, about which Israel as a member of the Convention on the Prevention and Punishment of the Crime of Genocide, falls under its jurisdiction. The claim asserted that Israel had committed genocide against Palestinians in the Gaza Strip. Prosecutorial proceedings took place in January 2024. The ICJ issued an interim ruling that prescribed Israel to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to the people of Gaza. In light of this ruling, certain companies and business have terminated commercial relationships with Israeli companies and more may follow. If such international tribunal and ICJ rulings continue to issue rulings against Israel, this may adversely impact our ability to cooperate with research institutions and collaborate with other third parties.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our ability to maintain our business model;

●	our ability to project market growth and trends;

●	our ability to secure government tenders and maintain relationships with government contractors;

●	our ability to elicit a greater positive reception for our technology and devices than other similar devices that are sold on the market;

●	our ability to raise capital through the issuance of additional securities;

●	the effect of competition and other technologies;

●	projected capital expenditures and liquidity;

●	the effects of any potential litigation;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain, protect and enhance our intellectual property;

●	our ability to retain key executive members and employees;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	general market, political, and economic conditions in the countries in which we operate including those conditions related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war; and

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus in the documents incorporated by reference herein. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $       million in net proceeds from the sale of up to Ordinary Shares offered by us in this offering (approximately $      million if the underwriters exercise their over-allotment option in full).

We currently expect to use the net proceeds from this offering for marketing and business development, research and development and working capital and general corporate purposes.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures depend upon numerous factors, including the progress of our global marketing and sales efforts, the development efforts and the overall economic environment. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited consolidated financial statements, provided that the end of the period to which the consolidated financial statements relate is not more than six months prior to the date of distribution. In the event that we do not meet such earnings criteria, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2023:

●	on an actual basis;

●	on a pro forma basis to give effect to (i) the issuance of 102,346 Ordinary Shares that were issued upon the conversion of SAFEs upon the consummation of the Initial Public Offering, (ii) the issuance of 735,875 Ordinary Shares that were issued upon the consummation of the Initial Public Offering based on the Investors Agreement, and (iii) the issuance of 1,250,000 Ordinary Shares in the Initial Public Offering, at an offering price of $4.00 per Ordinary Share after deducting underwriting discounts and commissions and estimated offering expenses as if such events had occurred on December 31, 2023.

●	on a pro forma as adjusted basis to give further effect to (i) the pro forma adjustments described above, and (ii) the additional issuance of Ordinary Shares in this offering, at an assumed public offering price of $ per Ordinary Share, which was the closing price of our Ordinary Shares on the NYSE American on , 2024, after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of such Ordinary Shares had occurred on December 31, 2023.

You should read this table in conjunction with the section titled “Summary Consolidated Financial Information” and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of December 31, 2023
U.S. dollars in thousands	Actual	Pro Forma (unaudited)	Pro Forma as Adjusted(1) (unaudited)
Cash and cash equivalents	$568	$4,288	$
Loans from interested parties and others	43	43

Shareholders’ equity (deficit):
Share capital	52	0
Premium on shares and other capital reserves	16,461	21,304
Share based payment capital reserve	4,295	4,295
Warrants	144	144
Capital reserves for transactions with controlling shareholders	1,542	1,542
Accumulated loss	$(20,273)	$(21,070)	$
Total shareholders’ equity	$2,221	$6,215	$
Total capitalization	$2,264	$6,258	$

(1)	If the underwriters’ over-allotment option is exercised in full, pro forma as adjusted cash and cash equivalents, total shareholders’ equity (deficit), total capitalization, and Ordinary Shares outstanding as of December 31, 2023, would be $ million, $ million, $ million, and Ordinary Shares, respectively.

The number of the Ordinary Shares to be outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold and is based on 5,250,000 Ordinary Shares outstanding as of December 31, 2023 after giving effect to: (i) the issuance of 1,250,000 Ordinary Shares in the Initial Public Offering; (ii) the issuance of 102,346 Ordinary Shares upon the conversion of SAFEs in connection with the consummation of the Initial Public Offering; and (iii) the issuance of 735,875 Ordinary Shares issued pursuant to the Investors Agreement, in connection with the consummation of the Initial Public Offering. This number excludes:

●	728,010 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under our share incentive plan at a weighted average exercise price of $2.15;

●	53,624 Ordinary Shares issuable upon exercise of warrants issued to an employee, at an exercise price of $0.797;

●	368,642 Ordinary Shares reserved for future issuance under the ESOP;

●	62,500 Ordinary Shares issuable upon exercise of warrants to purchase Ordinary Shares at $5.00 per Ordinary Share issued to the representative in connection with the Initial Public Offering; and

●	100,250 Ordinary Shares issuable upon the exercise of options held by certain directors to purchase Ordinary Shares at $4.00 per Ordinary Share.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise of the Representative’s Warrants;

●	no exercise of the underwriters’ over-allotment option;

●	no exercise of the outstanding options described above;

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted immediately to the extent of the difference between the public offering price per Ordinary Share you will pay in this offering and the pro forma as adjusted net tangible book value per Ordinary Share after this offering.

Our net tangible book value as of December 31, 2023 was $2,221 thousand, corresponding to a net tangible book value of $ per Ordinary Share. The pro forma as adjusted net tangible book value per Ordinary Share represents the amount of our total tangible assets less our total liabilities, divided by the number of the Ordinary Shares to be issued and outstanding immediately after this offering assumes that all          Ordinary Shares offered hereby are sold, and is based on 5,250,000 Ordinary Shares outstanding as of December 31, 2023 after giving effect to (i) the issuance of 102,346 Ordinary Shares that were issued upon the conversion of SAFEs upon the consummation of the Initial Public Offering, (ii) the issuance of 735,875 Ordinary Shares that were issued upon the consummation of the Initial Public Offering based on the Investors Agreement, and (iii) the issuance of 1,250,000 Ordinary Shares in the Initial Public Offering, at an offering price of $4.00 per Ordinary Share, as if such events had occurred on December 31, 2023.

After giving further effect to sale of Ordinary Shares in this offering assuming no exercise of the underwriters’ over-allotment option and no exercise of any of the Representative’s Warrants issued in this offering at the assumed offering price of $ per Ordinary Share, which was the closing price of our Ordinary Shares on the NYSE American on          , 2024, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and after taking into account the pro forma adjustments described above, our pro forma as adjusted net tangible book value at December 31, 2023 was $       per Ordinary Share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $       per Ordinary Share to existing shareholders and immediate dilution of $      per Ordinary Share to new investors. The following table illustrates this dilution per ordinary share:

Assumed public offering price per Ordinary Share	$
Pro forma net tangible book value per Ordinary Share as of December 31, 2023	$
Increase in net tangible book value per Ordinary Share attributable to new investors	$
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$
Dilution per Ordinary Share to new investors	$
Percentage of dilution in net tangible book value per Ordinary Share for new investors		%

The pro forma and pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this offering determined at pricing. A $0.25 increase (decrease) in the assumed public offering price of $      per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2023 after this offering by approximately $      per Ordinary Share, and would increase (decrease) dilution to investors in this offering by $      per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Ordinary Shares we are offering. An increase (decrease) of 100,000 in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2023 after this offering by approximately $     per Ordinary Share, and would decrease (increase) dilution to investors in this offering by approximately $      per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Ordinary Shares, the pro forma as adjusted net tangible book value will increase to $     per Ordinary Share, representing an immediate increase in as adjusted net tangible book value to existing shareholders of $     per Ordinary Share and an immediate dilution of $     per Ordinary Share to new investors participating in this offering.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise or conversion of outstanding options having a per share exercise or conversion price less than the per Ordinary Share initial public offering price in this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

The following table shows, as of December 31, 2023, on a pro forma as adjusted basis, the number of Ordinary Shares purchased from us, the total consideration paid to us and the average price paid per Ordinary Share by existing shareholders and by new investors purchasing Ordinary Shares in this offering at an assumed public offering price of $        per Ordinary Share before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares			Total Consideration			Average Price Per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders	5,250,000		%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100%		$

A $0.25 increase (decrease) in the assumed public offering price of $     per Ordinary Share would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per Ordinary Share paid by all shareholders by approximately $     million, $      million and $     respectively, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 100,000 share increase (decrease) in the number of Ordinary Shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per Ordinary Share paid by all shareholders by approximately $    million, $      million and $      respectively, assuming the assumed public offering price of $     per Ordinary Share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of the Ordinary Shares to be issued and outstanding immediately after this offering as shown above assumes that all Ordinary Shares offered hereby are sold, and is based on 5,250,000 Ordinary Shares outstanding as of December 31, 2023 after giving effect to (i) the issuance of 102,346 Ordinary Shares that were issued upon the conversion of SAFEs upon the consummation of the Initial Public Offering, (ii) the issuance of 735,875 Ordinary Shares that were issued upon the consummation of the Initial Public Offering based on the Investors Agreement, and (iii) the issuance of 1,250,000 Ordinary Shares in the Initial Public Offering, at an offering price of $4.00 per Ordinary Share, as if such events had occurred on December 31, 2023. This number excludes:

●	728,010 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under our share incentive plan at a weighted average exercise price of $2.15;

●	53,624 Ordinary Shares issuable upon exercise of warrants issued to an employee, at an exercise price of $0.797;

●	368,642 Ordinary Shares reserved for future issuance under the ESOP;

●	62,500 Ordinary Shares issuable upon exercise of warrants to purchase Ordinary Shares at $5.00 per Ordinary Share issued to the representative in connection with the Initial Public Offering; and

●	100,250 Ordinary Shares issuable upon the exercise of options held by certain directors to purchase Ordinary Shares at $4.00 per Ordinary Share.

To the extent that outstanding options are exercised, new options or warrants are issued or we issue additional ordinary shares in the future, there will be further dilution to new investors. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of June 24, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, director nominees and executive officers; and

●	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options that are exercisable within 60 days after June 24, 2024, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned before this offering is based on 5,250,000 shares outstanding as of June 24, 2024. The number of Ordinary Shares deemed outstanding after this offering is based on          Ordinary Shares, which assumes the sale of Ordinary Shares in this offering and no exercise of the over-allotment option or the Representative Warrants.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Silynxcom Ltd., 19 Yad Harutzim Street, Netanya, Israel.

	Ordinary Shares Beneficially Owned Prior to this Offering	Percentage Owned Prior to this Offering	Ordinary Shares Beneficially Owned After this Offering	Percentage Owned After this Offering
Holders of more than 5% of our voting securities:
Nir Klein*(1)	2,766,805	52.6%			%
AWM Investment Company, Inc (2)	525,650	10.0%			%
Elihay Cohen (3)	396,466	7.0%			%
Ofer Amir	309,014	5.8%			%
Shlomi Amsallem (4)	309,014	5.8%			%
Directors and senior management who are not 5% holders:
Ron Klein*(5)	219,744	4.1%			%
Ronen Hananis (6)	85,915	1.6%			%
Ilan Akselrod (7)	60,240	1.1%			%
Gal Nir Klein*(8)	1,062	** %			%
Yossi Tisch*	0	** %			%
Yafit Keret*	0	** %			%
Adler Adrian*	0	** %			%
Itiel Efrat*	0	** %			%
All directors and senior management as a group (10 persons)	3,530,232	67.2%			%

(1)	Includes 2,752,645 Ordinary Shares issued and outstanding and 14,160 Ordinary Shares issuable upon the exercise of 14,160 options exercisable within 60 days of June 24, 2024.

(2)	AWM Investment Company, Inc. is the investment adviser to Special Situations Fund III QP, L.P. (“SSFQP”), Special Situations Cayman Fund, L.P. (“Cayman”), Special Situations Technology Fund, L.P. (“TECH”) and Special Situations Technology Fund II, L.P. (“TECH II” and, together with SSFQP, Cayman and TECH, the “Special Situation Funds”). As the investment adviser to the Special Situation Funds, AWM Investment Company, Inc. holds sole voting and investment power over 295,626 Ordinary Shares held by SSFQP, 86,259 Ordinary Shares held by Cayman, 23,654 Ordinary Shares held by TECH and 120,111 Ordinary Shares held by TECH II. The principal business address for AWM Investment Company, Inc is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022. Based on information included on Schedule 13G filed with the SEC by AWM Investment Company, Inc. on February 9, 2024.

(3)	Consists of 396,466 Ordinary Shares issuable upon the exercise of 396,466 options exercisable within 60 days of June 24, 2024.

(4)	The principal address of Mr. Shlomi Amsallem is 22 Hcoresh St., Kfar Smariho 469100, Israel. Based on information included on Schedule 13G filed with the SEC by Mr. Shlomi Amsallem on April 17, 2024.

(5)	Includes 158,089 Ordinary Shares issued and outstanding and 61,655 Ordinary Shares issuable upon the exercise of 61,655 options exercisable within 60 days of June 24, 2024.

(6)	Consists of 85,915 Ordinary Shares issuable upon the exercise of 85,915 options exercisable within 60 days of June 24, 2024.

(7)	Consists of 60,240 Ordinary Shares issuable upon the exercise of 60,240 options exercisable within 60 days of June 24, 2024.

(8)	Consists of 1,062 Ordinary Shares issuable upon the exercise of 1,062 options exercisable within 60 days of June 24, 2024.

*	Indicates director of the Company.

**	Less than 1%

Record Holders

As of June 20, 2024, there were 16 shareholders of record of our Ordinary Shares, including one record holder in the United States, Cede & Co, the nominee of the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our Ordinary Shares nor is it representative of where such beneficial holders reside since many of these shares were held in street name by brokers or other nominees.

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of our articles of association are summaries, do not purport to be complete, and are qualified in their entirety by reference to our articles of association, Israeli law, and any other documents referenced.

General

As of June 24, 2024, our authorized share capital consisted of 50,000,000 Ordinary Shares, no par value, of which 5,250,000 Ordinary Shares were issued and outstanding as of such date. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right. Our registration number with the Israeli Registrar of Companies is 516454154. Our Ordinary Shares have been listed on the NYSE American under the symbol “SYNX” since January 12, 2024.

Ordinary Shares

In the last three years, we have issued an aggregate of 2,088,221 Ordinary Shares, all of which were issued in connection with our Initial Public Offering, the closing of which took place on January 17, 2024.

Our Articles of Association

Purposes and Objects of our Company

Our purpose is set forth in Article 1 of our articles of association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our articles of association, our directors are elected at an annual general meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. The directors are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, and designated as Class I, Class II and Class III. The board of directors may assign members of the board of directors already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the board among the classes to make them equal in number. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law.

Annual and Special Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the request of: (a) any two of our directors or such number of directors equal to one quarter of the directors then at office; and/or (b) one or more shareholders holding, in the aggregate, (i) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (ii) 5% or more of our outstanding voting power, or the Non Exempted Holding. However, under a new exemption applicable as of March 12, 2024, the board of directors of an Israeli company whose shares are listed outside of Israel, shall convene a special meeting at the request of one or more shareholders holding at least ten percent (10%) of the issued and outstanding share capital instead of five percent (5%) in the past, and at least one percent (1%) of the voting rights in the company, or one or more shareholders holding at least ten percent (10%) of the voting rights in the company, provided that if the applicable law as applicable to companies incorporated in the country which the Company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than ten percent (10%), then the Non Exempted Holding shall apply.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Under the new exemptions applicable as of March 12, 2024, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least 5% of the voting rights of the company (instead of 1% in the past).

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and sixty days prior to the date of the meeting. Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	the exercise of powers of our board of directors in a general meeting if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law (mainly certain related party transactions) and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law and our articles of association require that a notice of any annual or special shareholders meeting be provided at least 14 or 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of the board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy, written ballot or voting by means of electronic voting system, who hold or represent between them at least 25% of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a special general meeting was summoned following the request of a shareholder, and within half an hour a legal quorum shall not have been formed, the meeting shall be canceled.

Access to Corporate Records

Under the Companies Law, shareholders are entitled to have access to: minutes of the Company’s general meetings; the Company’s shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that the Company is required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. These documents are publicly available and may be found and inspected at the Israeli Registrar of Companies. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. The Company may deny this request if the Company believes it has not been made in good faith or if such denial is necessary to protect the Company’s interest or protect a trade secret or patent.

Adoption of Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our articles of association. A shareholder may vote in a general meeting in person, by proxy, by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, any modification of rights attached to any class of shares must be adopted by the holders of a majority of the shares of that class present a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities in our articles of association.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our articles of association that would have an effect of delaying, deferring or preventing a change in control of our Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us or our subsidiaries. However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

However, under a new exemption applicable as of March 12, 2024, the aforesaid limitations do not apply for an Israeli company whose shares are listed outside of Israel, provided that the applicable law as applicable to companies incorporated in the country which the company is listed for trade, provide a restriction on the acquisition of control of any proportion of the company or that the acquisition of control of any proportion requires the purchaser to also offer a purchase offer to shareholders from among the public.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares or of certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance thereof. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed; and

●	reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law.

Anti-Takeover Measures

We have a classified board structure that effectively limits the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Our board of directors is divided into three classes, as follows:

(1)	The Company’s Class I director is Mr. Ron Klein; who shall hold office until the annual general meeting of the Company’s shareholders to be held in 2024 and until his successor is elected and qualified;

(2)	The Company’s Class II directors are: (1) Ms. Gal Nir Klein and (2) Mr. Adler Adrian; who shall hold office until the annual general meeting of the Company’s shareholders to be held in 2025 and until their successors are elected and qualified; and

(3)	The Company’s Class III directors are: (1) Mr. Nir Klein and (2) Ms. Yafit Keret; who shall hold office until the annual general meeting of the Company’s shareholders to be held in 2026 and until their successors are elected and qualified.

Exclusive Forum

Our articles of association provide that unless our Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and that any person or entity purchasing or otherwise acquiring any interest in any security of our Company, shall be deemed to have notice of and consented to this exclusive forum provision.

Borrowing Powers

Pursuant to the Companies Law and articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by the Company’s shareholders.

UNDERWRITING

ThinkEquity LLC is acting as representative of the underwriters, or the Representative. On         , we entered into an underwriting agreement with the Representative, or the Underwriting Agreement. Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell, and each underwriter named below has severally agreed to purchase, the number of Ordinary Shares listed next to each underwriter’s name in the following table, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus.

Underwriters	Number of Ordinary Shares
ThinkEquity LLC
Total

The underwriters have committed to purchase all of the Ordinary Shares offered by us in this offering, other than those covered by the over-allotment option described below. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the Underwriting Agreement. Furthermore, pursuant to the Underwriting Agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the Ordinary Shares subject to prior sale when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover of the prospectus. After the Ordinary Shares are released for sale to the public, the underwriters may from time to time change the offering price and other selling terms.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional Ordinary Shares (15% of the shares sold in this offering) at the offering price, less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent that the option is exercised, each underwriter must purchase additional shares of our Ordinary Shares in an amount that is approximately proportionate to that underwriter’s initial purchase commitment (set forth in the table above). Any of our Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our Ordinary Shares that are the subject of this offering. If this option is exercised in full, the total gross offering proceeds will be $    million and the total net proceeds to us, before expenses, will be $     million.

Discounts and Commissions

The Representative has advised that the underwriters propose to offer the Ordinary Shares to the public at the public offering price per Ordinary Share set forth on the cover page of this prospectus. The underwriters may offer the shares to securities dealers at that price less a concession of not more than $      per Ordinary Share, of which up to $       may be re-allowed to other dealers.

The following table summarizes the public offering price, underwriting discounts and commissions, and proceeds to us before expenses, assuming both no exercise and full exercise by the underwriters of the over-allotment option.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount (%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We have agreed to pay a non-accountable expense allowance to the Representative equal to % of the gross proceeds received in this offering (excluding proceeds received from exercise of the underwriters’ over-allotment option) which is not included in the underwriting discounts and commission.

We have paid an expense deposit of $       to the Representative, which will be applied against the Representative’s accountable out-of-pocket expenses (in compliance with FINRA Rule 5110(g)(4)) that are payable by us in connection with this offering. We have agreed to reimburse the Representative for the fees and expenses of its legal counsel in connection with the offering in an amount not to exceed $     , the fees and expenses related to the use of Ipero’s book building, prospectus tracking and compliance software for the offering in the amount of $     , up to $ for background checks of our officers and directors, the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an amount not to exceed $     , data services and communications expenses up to $     , the actual accountable “road show” expenses up to $     and up to $      of the Representative’s market making and trading, and clearing firm settlement expenses for this offering, provided that the aggregate accountable expense reimbursement for which we are responsible will not exceed $      (inclusive of the $      expense deposit referenced above).

We expect that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $     .

Representative’s Warrants

We have agreed to issue to the Representative, upon the closing of this offering, warrants to purchase up to an aggregate of      our Ordinary Shares (or      Ordinary Shares if the underwriters exercise their over-allotment option in full), representing      % of the Ordinary Shares sold in this offering, or the Representative’s Warrants. The Representative’s Warrants are exercisable at a per Ordinary Share price equal to $      (or 125% of the public offering price per Ordinary Share in this offering). The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, commencing on the six-month anniversary of the commencement of sales under the registration statement of which this prospectus forms a part and expire on the date that is five years following the commencement of sales of Ordinary Shares in this offering.

The Representative’s Warrants are deemed underwriter compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the commencement of sales under the registration statement of which this prospectus forms a part. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases, including piggyback registration rights and one demand registration right. The demand registration right provided will not be greater than five years from the effective date of this offering in compliance with FINRA Rule 5110(g)(8)(c). The piggyback registration rights provided thereby will not be greater than seven years from the effective date of this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative’s Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger, or consolidation. However, neither the Representative Warrant exercise price, nor the number of Ordinary Shares underlying such warrants, will be adjusted for issuances of Ordinary Shares by us at a price below the exercise price of the Representative’s Warrants.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

NYSE American Listing

Our Ordinary Shares are listed on the NYSE American under the symbol “SYNX”.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and certain holders of 1% or more of the outstanding Ordinary Shares as of the date of this prospectus have agreed, for a period of 180 days from the pricing of our Initial Public Offering, not to engage in any of the following, whether directly or indirectly, without the Representative’s consent: offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, our Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares, or the Lock-Up Securities; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities; make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Lock-Up Securities; enter into any transaction, swap, hedge, or other arrangement relating to any Lock-Up Securities, subject to customary exceptions; or publicly disclose the intention to do any of the foregoing.

Right of First Refusal

For 24 months from the closing date of our Initial Public Offering, the Representative will have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such 24 month period, for us, or any successor to or any subsidiary of us, on terms customary for the Representative. The Representative will have the sole right to determine whether any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The right of first refusal granted to the Representative will not have a duration of more than three years from the commencement of sales under our Initial Public Offering.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering that may arise under the Securities Act and from any breach of the representations and warranties contained in the Underwriting Agreement. We have further agreed to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Shares

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer Restrictions Outside of the United States

Other than in the United States, no action has been taken that would permit a public offering of our Ordinary Shares in any jurisdiction where action for the purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC, or the Prospectus Directive, as implemented in Member States of the European Economic Area- each, a Relevant Member State, from the requirement to produce a prospectus for offers of securities. An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43 thousand (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50 thousand (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the Prospectus Regulations. The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or CONSOB) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998, or Decree No. 58, other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

●	Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comiss & abreve;o do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such securities, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended, or the FSMA, has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or the FPO, (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated- together, relevant persons. The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales. Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares that the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that the underwriters purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares that the underwriters purchase in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Ordinary Shares. These transactions may be affected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Other Relationships

The underwriters and their affiliates may in the future provide various advisory, investment and commercial banking and other services for us in the ordinary course of business, for which they may receive customary fees and commissions. However, we have not yet had, and have no present arrangements with any of the underwriters for any further services.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred and paid for in connection with the offer and sale of our Ordinary Shares pursuant to this offering. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$
FINRA filing fee	$
Printer fees and expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by us in this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Sullivan & Worcester Tel Aviv (Har-Even & Co.), Tel Aviv, Israel. Certain legal matters related to the offering will be passed upon for the underwriters by Greenberg Traurig, P.A.

EXPERTS

The consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023 incorporated by reference in this prospectus, have been incorporated in reliance on the report of Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, an independent registered public accounting firm, incorporated herein by reference, given on the authority of the said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Sullivan & Worcester Tel Aviv (Har-Even & Co.), that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts. However, the court may enforce a foreign judgment, even without reciprocity, based on the request of the Attorney General, under certain circumstances;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud, there was reasonable opportunity for the defendant to present their case, the judgment was given by an authorized court under the applicable international private law rules in Israel, and the judgement does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court;

●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which it was granted; and

●	enforcement may be denied if it could harm the sovereignty or security of Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. The conversion to Israeli currency will be based on the latest official exchange rate published by the Bank of Israel before the payment date. However, the obligated party will fulfill its duty for the judgment even if they choose to make the payment in the same foreign currency, subject to the laws governing the foreign currency applicable at that time. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli CPI plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our securities. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited interim financial information.

We maintain a corporate website at https://www.silynxcom.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed with the SEC. We are incorporating by reference in this prospectus the documents listed below:

●	Our Annual Report on Form 20-F for the year ended December 31, 2023, filed on April 30, 2024 (File No. 001-41916); and

●	the description of our Ordinary Shares contained in our Form 8-A filed on January 9, 2024 (File No. 001-41916), including any amendments or reports filed for the purpose of updating such description.

We will provide you without charge, upon your written or oral request, a copy of these filings. Please direct your written or telephone requests to us at: Silynxcom Ltd., 19 Yad Harutzim St., Netanya, Israel 4250519, Tel: +972-9-8658-370, Attention: Chief Financial Officer.

Ordinary Shares

Silynxcom Ltd.

PRELIMINARY PROSPECTUS

ThinkEquity

, 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Indemnification

The Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	A financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	Reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	Reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court; (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	Expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	To events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	In amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that our Company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by us in the last three years which were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

On December 29, 2021, we entered into an agreement with certain investors, or the Investors, as amended on October 26, 2022, whereby such Investors invested NIS 700 thousand in exchange for the issuance of securities following this offering under the following terms: (1) existing shareholders will hold 50% of our issued and outstanding share capital following our initial public offering (including 442,118 options to be assigned to our Company’s vice president); (2) the Investors would hold a minimum of 13.48% of our issued and outstanding share capital following the initial public offering; (3) following the completion of the initial public offering, we may allocate 12% of our share capital to our option plan; and (4) we will list the Investors’ shares for trading up to six months following the completion of the initial public offering.

On June 1, 2022, we entered into certain equity investment agreements, which we refer to as a Simple Agreement for Future Equity, or SAFEs, for an aggregate net proceeds of NIS 1.14 million, which amounts will be converted into our Ordinary Shares at a discount rate of (i) 67% (i.e., 33% discount) with respect to an initial public offering or change of control, or a Liquidity Event, or (ii) 70% (i.e., 30% discount) with respect to a bona fide transaction with the principal purpose of raising capital, pursuant to which our Company issues and sells shares in consideration for investment in an aggregate amount of at least NIS 10,000 thousand in one or more related closings, or Equity Financing.

In conjunction with our initial public offering which closed on January 17, 2024, we issued an aggregate of 838,221 Ordinary Shares to the Investors and upon conversion of the SAFEs.

Since our inception, we have granted to our directors, officers, and employees options to purchase an aggregate of 1,389,133 Ordinary Shares under our ESOP, with exercise prices ranging between $1.27 and $59.46 per Ordinary Share. As of June 24, 2024, no options granted to directors, officers and employees have been exercised, and 191,961 options were forfeited and expired. The total outstanding amount of options and warrants issued to directors, officers, employees and consultants as of June 24, 2024 is 944,654.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement by and among Silynxcom Ltd. and the underwriters named therein.
3.1	Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 19, 2023).
4.1	Form of Representative’s Warrant
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.), Israeli counsel to Silynxcom Ltd.
5.2	Opinion of Sullivan & Worcester LLP, U.S. counsel to Silynxcom Ltd.
10.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on January 8, 2024).
10.2	English translation of Silynxcom Ltd. Equity Incentive Plan. (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on December 19, 2023).
21.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-275195) filed with the SEC on October 27, 2023).
23.1	Consent of Ziv Haft, Certified Public Accountants (Isr.), BDO Member Firm independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
23.2	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1)
23.3	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2)
24.1	Power of Attorney (included in signature pages of Registration Statement)
107	Calculation of Registration Fee Table

*	Filed herewith

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in our Company’s consolidated financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Netanya, Israel on           , 2024.

SIlynxcom LTD.

By:
Nir Klein
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Silynxcom Ltd. hereby constitute and appoint Nir Klein as our true and lawful attorney-in-fact and agent to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman, Board of Directors	,2024
Ron Klein

	Chief Executive Officer and Director	,2024
Nir Klein	(Principal Executive Officer)

	Chief Financial Officer	,2024
Ilan Akselrod	(Principal Financial and Accounting Officer)

	Vice President of Marketing and Israel Sales and Director	,2024
Gal Nir Klein

Itiel Efrat	Director	,2024

Adler Adrian	Director	,2024

Yafit Keret	Director	,2024

Yossi Tisch	Director	,2024

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Silynx Communications Inc., the duly authorized representative in the United States of Silynxcom Ltd., has signed this registration statement on      , 2024.

SILYNX COMMUNICATIONS INC.

By:
Name:	Ilan Akselrod
Title:	Chief Financial Officer